





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69849

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tortoise Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11550 Ash Street, Suite 300
(No. and Street)

Leawood	KS	66211
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brent Behrens — (913) 890-2179
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

220 South Sixth Street, Suite 1400	Minneapolis	MN	55402
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brent Behrens _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Tortoise Securities, LLC _____, as

of December 31 _____, 20 18 ____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____



_____
Signature

Financial and Operations Principal
_____
Title

_____
Notary Public

> LISA A REBEL
> Notary Public, State of Kansas
> My Appointment Expires
> 9/7/2019

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Ernst & Young LLP
220 South Sixth Street
Suite 1400
Minneapolis, MN 55402

Tel: + 1 612 343 1000
ey.com

Report of Independent Registered Public Accounting Firm

To the Member and the Board of Managers of Tortoise Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Tortoise Securities, LLC (the Company) as of December 31, 2018 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2016.

March 7, 2019

Tortoise Securities, LLC

Statement of Financial Condition

		December 31, 2018
Assets		
Cash and cash equivalents	$	3,242,436
Affiliated marketing services and placement agent fees receivable		776,308
Affiliated distribution and service fees receivable		37,619
Prepaid expenses		46,473
Other assets		6,059
Total assets	$	4,108,895
Liabilities and member's equity		
Accounts payable	$	147,716
Accrued employee compensation and benefits		1,530,588
Payable to affiliated entities		943,506
Total liabilities		2,621,810
Member's equity:		
Contributed capital		7,245,075
Accumulated deficit		(5,757,990)
Total member's equity		1,487,085
Total liabilities and member's equity	$	4,108,895

See accompanying Notes to Financial Statements.

Tortoise Securities, LLC

Notes to Financial Statement

December 31, 2018

1. Organization

Tortoise Securities, LLC (the "Company") was organized as a limited liability company in the state of Delaware on August 15, 2016, as a wholly owned subsidiary of Tortoise Investments, LLC ("Tortoise Investments"). The Company's new member application was approved by the Financial Industry Regulatory Authority ("FINRA") on April 20, 2017 (Commencement of Operations) and a Continuing Member Application related to a change in majority ownership of Tortoise Investments was approved by FINRA on May 10, 2018. On January 31, 2018, LM Tortoise Holdings LLC, a newly formed entity controlled by Lovell Minnick Partners ("Lovell Minnick") acquired a majority ownership stake in Tortoise Investments through its purchase of approximately 67% of ownership interest from Montage Investments, LLC and other members (the "LMP Transaction"). On January 31, 2018, Tortoise Parent Holdco LLC ("Tortoise Parent") was formed as a wholly owned subsidiary of Tortoise Investments, LLC and Tortoise Borrower LLC ("Tortoise Borrower") was formed as a wholly owned subsidiary of Tortoise Parent. At the time of closing of the LMP Transaction, the Company's ownership interest was distributed to Tortoise Borrower. The Company is registered with the U.S. Securities and Exchange Commission ("SEC") as a broker-dealer and is a FINRA member firm.

The Company operates as a limited-purpose broker-dealer that (1) provides wholesaling services for mutual funds and exchange traded funds offered by affiliated investment advisers and (2) serves as a placement agent of securities of private investment funds offered by affiliated investment advisers on a best-efforts basis.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that may impact the financial statements and accompanying notes at the date of the financial statements. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all liquid investments that are readily convertible to known amounts of cash to be cash equivalents. At December 31, 2018, cash and cash equivalents consisted of operating deposit accounts and money market funds.

Distribution and Service Fee Revenue

Distribution and service fee revenue includes payments under 12b-1 fee and contingent deferred sales charge ("CDSC") fee arrangements from affiliated investment products. Distribution and service fee revenue is recognized on an accrual basis and is gross of any third-party distribution and service fee payments made.

Distribution and Service Fee Expense

Certain commissions to non-affiliated broker-dealers are incurred pursuant to written agreements with affiliated open-end mutual funds.

Accounts Receivable and Revenue Recognition

Marketing services and placement agent revenue is determined under terms of written agreements with affiliates. These fees are recognized upon satisfaction of the stated performance obligations (typically the successful introduction of new assets or purchase commitments) and are typically received on a monthly basis. Accounts receivable are recorded at fair value and are unsecured. The Company provides an allowance for doubtful accounts based upon specific identification of credit problems. The Company actively monitors its exposure to credit risk by monitoring the current status of accounts receivable and related collections. The Company recognized no bad debt expense for the year ended December 31, 2018. Interest or finance fees are not calculated on accounts receivable.

Prepaid Expenses

Prepaid expenses generally consist of insurance premiums, subscriptions, FINRA renewal fees and other services that are paid in advance of the period they cover.

Income Taxes

Income taxes are not payable by the Company or provided for in the Company's financial statements. The Company is a single-member limited liability company and is considered a disregarded entity for tax purposes. As such, the Company's income or loss is reported by the member and taxes, if any, are the liability of the member.

The Company recognizes tax benefits of uncertain tax positions only when the position is more likely than not to be sustained upon examination by the tax authorities based on the technical merits of the tax position. The Company's policy is to record interest and penalties on uncertain tax positions as part of interest expense. The Company has reviewed all open tax years and major jurisdictions and concluded that there is no tax liability relating to uncertain income tax positions taken or expected to be taken on a tax return. Tax years subsequent to December 31, 2016, remain open to examination by federal and state tax authorities.

3. Recent Accounting Pronouncements

On January 1, 2018, the Company adopted the provisions of the Financial Accounting Standard Board ("FASB") Accounting Standards Update 2014-09, "Revenue from Contracts with Customers" and related amendments ("ASU 2014-09"). ASU 2014-09 outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. The Company adopted ASU 2014-09 on a full retrospective basis, which did not result in changes to amounts reported in prior periods.

In February 2016, the FASB issued ASU 2016-02, "Leases", and ASC 842, "Leases". ASC 842 supersedes ASC 840, and provides new guidance in accounting for leases for lessees and lessors. The purpose of the standard is to reduce differences in accounting between US Generally Accepted Accounting Principles ("US GAAP") and International Financial Reporting Standards ("IFRS"). FASB later issued ASU 2018-01, 2018-10, 2018-11, and 2018-20 related to various amendments to ASU 2016-02. The effective date of ASC Topic 842 is for annual reporting periods beginning after December 15, 2018, with early adoption permitted. The adoption of the standard will require a modified retrospective approach for existing leases or leases which are entered into after the beginning of the earliest comparative period in the financial statements. The Company does not believe the adoption of the standard will have a material impact to its financial statements.

4. Fair Value of Financial Instruments

Various inputs are used in determining the fair value of the Company's financial instruments. These inputs are summarized in the three broad levels listed below:

Level 1 – Quoted prices in active markets for identical instruments

Level 2 – Other significant observable inputs (quoted prices for similar instruments, market corroborated inputs, etc.)

Level 3 – Significant unobservable inputs (including the Company's own assumptions in determining the fair value of instruments)

The inputs or methodologies used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. As of, and for the year ended December 31, 2018, the Company classified all of its cash equivalents as Level 1. Transfers between levels are determined at the end of the period in which the transfer is completed. For the year ended December 31, 2018, there were no transfers between levels and the Company held no Level 2 or Level 3 assets.

5. Employee Compensation and Benefits

Employee compensation and benefits consist of base salaries, incentive compensation, and employer-paid insurance for employees of the Company. The Company participated in the Tortoise Investments 401(k) Plan during the year ended December 31, 2018, which covered substantially all employees. Employees may contribute a portion of their compensation to the plan in accordance with Internal Revenue Service limits. The Company may make a discretionary matching contribution equal to a uniform percentage of the participants' salary deferrals.

6. Related Party Transactions

Effective July 1, 2017, the Company entered into an open-end funds marketing services agreement with Tortoise Capital Advisors, L.L.C. ("TCA"), an affiliated investment adviser, for which the Company receives from TCA a fee equal to 25% of the expected annualized revenue to be received by TCA as a result of the services provided by the Company under the agreement, less an offset for qualifying redemptions.

Effective July 1, 2017, the Company entered into an open-end funds marketing services agreement with Tortoise Credit Strategies, LLC ("TCS"), an affiliated investment adviser, for which the Company receives from TCS a fee equal to 25% of the expected annualized revenue to be received by TCS as a result of the services provided by the Company under the agreement, less an offset for qualifying redemptions.

Effective July 1, 2017, the Company entered into a marketing services agreement with Tortoise Index Solutions, LLC ("TIS"), an affiliated investment adviser, for which the Company receives from TIS a fee equal to 25% of the expected annualized revenue to be received by TIS as a result of the services provided by the Company under the agreement, less an offset for qualifying redemptions.

Effective July 1, 2017, the Company entered into a placement and marketing agent agreement with TCA for which the Company receives from the Company a fee based on assets introduced to Tortoise Commingled MLP Fund, LLC ("Commingled Fund").

Effective July 1, 2017, the Company entered into a placement and marketing agent agreement with TCA for which the Company receives from the Company a fee based on assets introduced to Tortoise Direct Opportunities Fund II, LP ("TDOF II").

Effective July 1, 2017, the Company entered into a placement and marketing agent agreement with TCS for which the Company receives from the Company a fee based on assets introduced to Tortoise Direct Municipal Opportunities Fund, LP ("TDMOF").

Effective July 1, 2017, the Company entered into a placement agent agreement with TCA, Montage Investments SICAV Company ("Montage SICAV") and Lemanik Asset Management S.A., under which the Company offers shares of any class of any sub-fund issued by Montage

Tortoise Securities, LLC

Notes to Financial Statement

SICAV to qualified investors on a private placement basis. The Company receives from TCA a fee based on assets introduced to Montage SICAV.

Effective March 26, 2018, the Company entered into a placement and marketing agent agreement with TCS for which the Company receives from the Company a fee based on assets introduced to Tortoise Tax-Advantaged Social Infrastructure Fund.

Effective October 1, 2018, the Company entered into a placement and marketing agent agreement with TCS for which the Company receives from the Company a fee based on assets introduced to Tortoise Direct Social Infrastructure Fund, LP.

The Company has agreements with certain affiliated open-end funds under which the Company receives payments of 12b-1 and CDSC fees incurred by the funds.

The Company has expense sharing agreements with certain affiliates pursuant to which the Company reimburses affiliates for its allocable share of expenses paid on its behalf.

7. Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which defines net capital and aggregate indebtedness thresholds that the Company must meet. As of December 31, 2018, the Company is required to maintain minimum net capital of the greater of $5,000 and its ratio of aggregate indebtedness to net capital is limited to 15 to 1. At December 31, 2018, the Company had net capital of $1,429,126, which was $1,254,339 in excess of its required net capital of $174,787. The Company's ratio of aggregate indebtedness to net capital was 1.83 to 1.

8. Subsequent Events

The Company has performed an evaluation of subsequent events through March 7, 2019, the date the financial statements were available to be issued, and has determined that no additional items require recognition or disclosure.